DC
No Action
P.E. 3-9-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

07047205

March 9, 2007

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3-9-2007

Joanne C. Rutkowski
Baker Botts L.L.P.
The Warner
1299 Pennsylvania Ave., NW
Washington, DC 20004-2400

Re: Halliburton Company
Incoming letter dated January 12, 2007

Dear Ms. Rutkowski:

This is in response to your letters dated January 12, 2007 and February 15, 2007 concerning the shareholder proposal submitted to Halliburton by Amalgamated LongView Collective Investment Fund. We also have received a letter on the proponent's behalf dated February 6, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

RECD S.E.C.
MAR 1 5 2007
1086

Sincerely,

David Lynn
Chief Counsel

PROCESSED
APR 0 2 2007
THOMSON
FINANCIAL

Enclosures

cc: Cornish F. Hitchcock
5301 Wisconsin Avenue, NW
Suite 350
Washington, DC 20015-2022

45012

BAKER BOTTS LLP

THE WARNER
1299 PENNSYLVANIA AVE., NW
WASHINGTON, D.C.
20004-2400

TEL +1 202.639.7700
FAX +1 202.639.7890
www.bakerbotts.com

AUSTIN
DALLAS
DUBAI
HONG KONG
HOUSTON
LONDON
MOSCOW
NEW YORK
RIYADH
WASHINGTON

January 12, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Joanne C. Rutkowski
TEL +1 202 639-7785
FAX +1 202 585-1026
joanne.rutkowski@bakerbotts.com

Re: Halliburton Company 2007 Annual Meeting
Shareholder Proposal of the Amalgamated Bank LongView Collective Investment Fund

Ladies and Gentlemen:

We are writing on behalf of Halliburton Company ("Halliburton" or the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. Halliburton has received a proposal and supporting statement (the "Fund Proposal") from the Amalgamated Bank LongView Collective Investment Fund (the "Fund") for inclusion in proxy materials to be distributed by the Company in connection with its 2007 annual meeting of shareholders (the "2007 proxy materials").

The Fund Proposal would amend the Company's by-laws to add a new Article 48 requiring the Board of Directors to obtain prior shareholder approval or ratification for "future severance agreements" with senior executives that provide benefits with a total present value in excess of 2.99 times the senior executive's base salary plus annual bonus.

As explained more fully herein, the Company intends to omit the Fund's Proposal from the 2007 proxy materials because the proposal has been "substantially implemented" within the meaning of Rule 14a-8(i)(10). The shareholders of Halliburton last year approved, by a vote of 98% of shares voted in favor, a policy (the "Policy") governing severance arrangements, that was previously adopted by the Board, and that, among other things, requires shareholder approval for any deviations from the Policy.

Further, and again as explained herein, the Company feels strongly that the Fund Proposal should in any event be excluded under Rule 14a-8(i)(1), as an improper subject for shareholder action under state law, and under Rule 14a-8(i)(2) because the Fund Proposal, if adopted, would violate state law.

Pursuant to Rule 14a-8(j)(2), enclosed are six true and complete copies of the Fund Proposal and of this letter.

Background

On November 30, 2005, the Company received a stockholder proposal (the "2005 Fund Proposal") from the Fund. The 2005 Fund Proposal, which was included in the Company's 2005 proxy materials, urged the Board of Directors to seek shareholder approval for future severance agreements with senior executives that provide benefits in an amount that exceeds three times the sum of the executive's base salary plus bonus. The 2005 Fund Proposal was approved by a 57% vote of the shareholders in May of 2005.

Later that year, the Fund proposed, for inclusion in the Company's 2006 proxy materials, an amendment to the Company's bylaws that would require shareholder approval of certain future severance agreements (the "2006 Fund Proposal"). The substance of the 2006 Fund Proposal closely tracked that of the 2005 Fund Proposal. The Company provided the Fund a copy of a Board proposal that similarly provided for prior shareholder approval of certain future severance agreements or severance provisions. By no-action letter dated March 10, 2006, the Staff agreed not to recommend enforcement action if the Company excluded the 2006 Fund Proposal from its 2006 proxy materials. The Company excluded the 2006 Fund Proposal pursuant to Rule 14a-8(i)(9) because certain terms and conditions of the Fund's proposal conflicted with the Company-sponsored proposal relating to shareholder approval of the Policy.

In its 2006 proxy materials, the Company submitted for shareholder vote a shareholder resolution approving the Policy. The shareholders voted overwhelmingly (by a vote of 98% of shares voted in favor) to adopt this resolution. The Policy as adopted by the Board and approved by the shareholders remains in full force and effect.

It is important to note the degree of shareholder involvement both in the adoption of the Policy and its implementation. The shareholders of Halliburton last year had the opportunity to vote and, in fact, voted overwhelmingly in support of the Policy, and the Policy, as adopted by the Board of Directors, requires shareholder approval for any deviations from the Policy.

A table setting forth the text of the various proposals by the Fund and the Company relating to future severance agreements is attached as Exhibit A.

Discussion

The Company believes the Fund Proposal can be properly omitted from its 2007 proxy materials pursuant to Rules 14a-8(i)(1), 14a-8(i)(2) and Rule 14a-8(i)(10) for the following reasons:

I. The Fund Proposal has been substantially implemented.

It is well-settled that Rule 14a-8(i)(10) under the Exchange Act permits exclusion from proxy materials on the basis of substantial implementation when an issuer has implemented the essential objective of the proposal, even where there is not exact correspondence between the actions sought by a shareholder proponent and the issuer's actions.[1] Exchange Act Rel. No.

[1] While, prior to 1983, the Staff permitted exclusion of shareholder proposals under the predecessor to the rule (Rule 14a-8(c)(10)) only where the proposal had been fully effected, in 1983 the Commission announced an interpretive change to permit the omission of proposals that had been "substantially implemented." The Commission explained that, '[w]hile the new interpretative position will add more subjectivity to the application of this provision, the Commission has determined that the previous formalistic application of the provision defeated its purpose." Exchange Act Rel. No. 20091 (Aug. 16, 1983). The Commission amended the rule to reflect this more expansive interpretation in 1998. *See* Exchange Act Rel. No. 40018 (May 21, 1998).

40018 (May 21, 1998). In this matter, the Company has adopted a Policy that addresses each substantive element of the Fund Proposal:

- Both the Policy and the Fund Proposal generally provide for shareholder approval of future severance agreements that provide benefits in excess of 2.99 times the sum of certain executive's base salary plus annual bonus.

- Both are applicable to "future severance agreements." The Fund Proposal would include "agreements renewing, modifying or extending" existing agreements. The Policy applies only to agreements entered into after the effective date of the Policy.

- The Policy applies to "Executive Officers," defined generally as any officer of Halliburton or an affiliate who is required to file reports pursuant to Section 16 of the Exchange Act. The Fund Proposal would apply to "Senior executives" defined to include the "Named Executive Officers" within the meaning of Regulation S-K.

- The Policy and the Fund Proposal both define "benefits" but the Policy provides for certain exceptions, including "any payment that the Board determines in good faith to be a reasonable settlement of any claim made against Halliburton."

"A determination that the Company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (March 28, 1991). In this matter, the substance and essential objective of the Policy and the Fund Proposal are identical -- namely, to provide shareholders with a vote on certain severance arrangements with senior executives. *See, e.g., Borders Group, Inc.* (January 31, 2005) and *AutoNation Inc.*, February 16, 2005) (permitting exclusion where proposals that board seek shareholder approval for future "golden parachutes" with senior executives that provide "benefits" exceeding 2.99 times the sum of the executive's base salary plus bonus were substantially covered by Board of Directors' Policy Statement on Executive Severance Payments). As described above, the Policy incorporates the substantive elements of the Proposal, and clearly defines the benefits that are to be included in calculating the amount of permissible payments under the Policy. In essence, we believe that the Policy provides the type of shareholder rights sought by the Fund Proposal, and thus the adoption of the Policy has substantially implemented the Fund Proposal within the meaning of the rule. *See AutoNation, supra* (permitting exclusion of shareholder proposal under Rule 14a-8(i)(10) where Board policy, as adopted, differed from the proposal in that, among other things, it defined exactly what was included and not included in the calculation of the benefit subject to the limit).

II. The Fund Proposal is not a proper subject for action by shareholders under Delaware law.

Rule 14a-8(i)(1) provides that a company may exclude a shareholder proposal when "the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." Rule 14a-8(i)(2) permits omission if "the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject." As discussed below, the Fund Proposal is not a proper subject for shareholder action under the laws of Delaware, the Company's state of incorporation, and, if adopted, would violate the Delaware General Corporation Law. Enclosed is an opinion from Delaware counsel, concluding that the Bylaw amendment contemplated by the Fund Proposal is in violation of Delaware law, that the Fund Proposal is not a proper subject for action by shareholders at the 2007 Annual Meeting, and that a Delaware court, presented with the question of the amendment's validity, would so conclude.

The Company acknowledges that there is not a decision on point and, thus, viewed in the light most favorable to the Fund, it could be argued that the law on this question is unsettled. Such uncertainty is not new. In 1976, the Commission adopted the predecessor to the current Note to Rule 14a-8(i)(1), reflecting its "longstanding interpretive view" of these situations:

> In this regard, it is the Commission's understanding that the laws of most states do not, for the most part, explicitly indicate those matters which are proper for security holders to act upon, but instead provide only that "the business and affairs of every corporation organized under this law shall be managed by its board of directors," or words to that effect. Under such a statute, the board may be considered to have exclusive discretion in corporate matters absent a specific provision to the contrary in the statute itself or the corporation's charter or bylaws. Accordingly, proposals by security holders that mandate or direct the board to take certain action may constitute an unlawful intrusion on the board's discretionary authority under the typical statute. On the other hand, however, proposals that merely recommend or request that the board take certain action would not appear to be contrary to the typical state statute, since such proposals are merely advisory in nature and would not be binding on the board even if adopted by a majority of the security holders.[2]

Thus, in a recent no-action letter, the Staff agreed that the issuer could exclude a mandatory proposal concerning executive compensation under Rule 14a-8(i)(1), as an improper subject for shareholder action under state law. The Staff noted that "this defect could be cured, however, if the proposal was recast as a recommendation or request to the board of directors." *Peregrine Pharmaceuticals, Inc.* (July 28, 2006).

Peregrine is consistent with a series of no-action letters in which the Staff has permitted companies to exclude shareholder proposals -- including proposals in the form of bylaws -- that would direct a company's board to take certain actions, or refrain from taking certain actions, unless the proposal is rephrased as a request instead of a command.[3] In contrast to its approach

[2] Exchange Act Release. No. 12598 (1976).

[3] *See, e.g., Novell, Inc.* (February 14, 2000) (permitting exclusion of shareholder proposal to amend company's bylaws to require shareholder approval for the adoption or maintenance of any shareholder rights plan unless recast

in *Peregrine*, the Staff in two matters decided prior to *Peregrine* declined to permit issuers to exclude proposals substantially identical to the Fund Proposal. *See Massey Energy Company* (March 1, 2004) and *Verizon Communications, Inc.* (February 2, 2004). The distinction between these matters appears to be largely one of form -- the mandatory proposal in *Peregrine* was couched as a resolution rather than as a bylaw amendment, as in *Massey* and *Verizon* -- rather than on substance. Indeed, the proposal in each of these matters implicates a fundamental question of state corporate law, namely, the ability of the board of directors to exercise its fiduciary obligations.

The problem with the *Massey* and *Verizon* approach is that it potentially opens the floodgates to mandatory proposals from shareholders on all sorts of matters reserved to the board's authority, so long as those proposals are couched as bylaws, not resolutions. An approach that elevates form over substance in this manner is problematic. Not only does it represent an unexplained departure from past practice in this area, but also it puts the Staff in the position of "building a 'common law' of its own as to what constitutes a 'proper subject' for shareholder action,"[4] an approach that appears to be at odds with the SEC's tradition of disclosure as opposed to regulation of the amounts and forms of executive compensation.

Conclusion

For the reasons stated above, the Fund Proposal may be omitted from the 2007 proxy materials pursuant to Rules 14a-8(i)(1), 14a-8(i)(2) and 14a-8(i)(10).

If for any reason the Staff does not agree with the Company's positions, or has questions or requires additional information in support of these positions, we would appreciate an opportunity to confer with Staff prior to the issuance of any written response.

The Company intends to file its 2007 proxy statement and form of proxy on or about April 2, 2007. The Company submits that the reasons set forth above in support of omission of the Fund Proposal are adequate and have been submitted in a timely manner in compliance with Rule 14a-8(j).

By copy of this letter, the Company hereby notifies the Fund of Halliburton's intention to omit the Fund Proposal from the 2007 proxy materials.

---

with precatory language); *Longview Fibre Company* (December 10, 2003) (permitting exclusion of mandatory bylaw recommending splitting the company into three parts unless recast with precatory language); *Farmer Bros. Co.* (November 28, 2003) (permitting exclusion of mandatory bylaw restoring cumulative shareholder voting unless recast with precatory language).

[4] Loss and Seligman, *Securities Regulation* (Third Edition) at 2009.

If you have any questions or comments, please do not hesitate to contact the undersigned at 202.639.7785 or by email at joanne.rutkowski@bakerbotts.com, or Mr. Robert L. Hayter, Assistant Secretary, Halliburton Company at 713.759.2616 or by email at robert.hayter@halliburton.com.

Respectfully submitted,

Joanne Rutkowski

Exhibit A

CORNISH F. HITCHCOCK
ATTORNEY AT LAW
5301 WISCONSIN AVENUE, NW • SUITE 350
WASHINGTON, D.C. 20015-2022
(202) 364-1050 • FAX: 315-3552
CONH@HITCHLAW.COM

21 December 2006

Ms. Margaret E. Carriere
Vice-President and Corporate Secretary
Halliburton Co.
1401 McKinney
Houston, Texas 77010

By UPS and facsimile: (713) 759-2619

Re: Shareholder proposal for 2007 annual meeting

Dear Ms. Carriere:

On behalf of the Amalgamated Bank LongView Collective Investment Fund (the "Fund"), I submit the enclosed shareholder proposal for inclusion in the proxy statement that Halliburton plans to circulate to shareholders in anticipation of the 2006 annual meeting. The proposal is being submitted under SEC Rule 14a-8 and is a bylaw relating to Halliburton's golden parachutes policy.

The Fund is an S&P 500 index fund, located at 11-15 Union Square, New York, N.Y. 10003. Created in 1992 by Amalgamated Bank, the record holder, the Fund has beneficially owned more than $2000 worth of Halliburton common stock for over a year. A letter from the Bank confirming ownership is being provided under separate cover. The Fund plans to continue ownership through the 2007 annual meeting, which a representative is prepared to attend.

Thank you in advance for your consideration of this matter.

Very truly yours,

Cornish F. Hitchcock

Cornish F. Hitchcock

RESOLVED: The shareholders of Halliburton Company hereby amend the Company's By-laws to add the following new Article:

"Severance Agreements

"48. (a) The Board of Directors shall obtain shareholder approval for future severance agreements with senior executives that provide benefits with a total present value exceeding 2.99 times the sum of the senior executive's base salary plus annual bonus.

"(b) "Future severance agreements" include the following types of agreements made after the date this Article is adopted: employment agreements containing severance provisions; retirement agreements; change in control agreements; or agreements renewing, modifying or extending any such agreements in effect on the date this Article is adopted.

"(c) "Senior executives" include the Named Executive Officers within the meaning of Securities & Exchange Commission Regulation S-K.

"(d) "Benefits" include cash benefits; perquisites; consulting fees; equity and the accelerated vesting of equity; the value of "gross-up" payments to off-set taxes; payments in lieu of medical and other benefits; and the value of additional service credit or other additional benefits under the Company's retirement system; it does not include benefits to the extent that such benefits are available to other executives or employees without regard to a future severance agreement.

"(e) If the Board of Directors shall determine that it is not practicable to obtain shareholder approval before entering into a future severance agreement, the Board of Directors shall seek shareholder approval after the material terms of the future severance agreement have been agreed upon."

SUPPORTING STATEMENT

In 2005 the shareholders approved a shareholder resolution urging Halliburton to adopt a policy giving shareholders a vote on future severance agreements for senior executives. Such agreements are commonly known as "golden parachutes."

In response the Company offered a management resolution at the 2006 meeting that would allow a shareholder vote under certain circumstances. That proposal was adopted.

We offer this bylaw because the 2006 management proposal omitted key elements of the 2005 proposal. For example, the 2005 shareholder proposal would have allowed a vote if existing agreements are modified, amended or extended after the effective date of the proposed policy. The 2006 management proposal denies shareholders a vote on such extensions, thus creating what may be a potentially large loophole.

The 2006 management proposal also carved out eight enumerated exceptions to the definition of the "benefits" to be calculated in order to determine whether shareholders receive a vote. Excluded, for example, are post-employment consulting arrangements or payments said to constitute a "settlement agreement" upon the executive's departure. In our view, these are additional loopholes that undermine what shareholders adopted in 2005.

Severance agreements may be appropriate in some circumstances, and Halliburton has entered into some such agreements. Nonetheless, we believe that the potential cost of such agreements entitles shareholders to be heard when a company contemplates paying sums exceeding the threshold in the proposal. Indeed, the existence of a shareholder approval requirement may induce restraint when parties negotiate such agreements.

We urge you to vote FOR this proposal.

Exhibit B

Summary of Shareholder and Board Proposals Relating to Severance Agreements

Text of Proposed Policy/Amendment to Bylaws	Process
The Fund's Proposal in Proxy Statement for Annual Meeting on May 18, 2005 RESOLVED: The shareholders of Halliburton Co. ("Halliburton" or the "Company") urge the Board of Directors to seek shareholder approval for future severance agreements with senior executives that provide benefits in an amount that exceeds three times the sum of the executive's base salary plus bonus. "Future severance agreements" include employment agreements containing severance provisions; retirement agreements; change in control agreements; and agreements renewing, modifying or extending existing such agreements. "Benefits" include securities or the value of restricted shares or other stock; lump-sum cash payments (including payments in lieu of medical and other benefits) and the estimated present value of periodic retirement payments, fringe benefits and consulting fees (including reimbursable expenses) to be paid to the executives.	• The Company included the Fund's precatory proposal in its 2005 proxy materials. • The Board recommended that shareholders vote against this proposal. • A majority (57%) of Shareholders voted in favor of the proposal.
The Fund's November 2005 Proposal RESOLVED: The shareholders of Halliburton Company hereby amend the Company's By-laws to add the following new Article: The Board of Directors shall obtain shareholder approval for future severance agreements with senior executives that provide benefits in an amount exceeding 2.99 times the sum of the senior executive's base salary plus annual bonus. "Future severance agreements" include employment agreements containing severance provisions; retirement provisions; change in control agreements; and agreements renewing, modifying or extending any such agreements in effect on the date this Article is adopted. "Senior executives" include the Chief Executive Officer and four other most highly compensated executive officers within the meaning of Security and Exchange Commission Rule S-K. "Benefits" include lump-sum cash payments to or on behalf of the senior executive (including payments in lieu of medical and other benefits) and the estimated present value of periodic retirement payments, fringe benefits and consulting fees (including reimburseable expenses) to be paid to or for the benefit of the senior executive, but does not include benefits to the extent they are available to other executives or employees without regard to any future severance agreement.	• Following the passage of the Shareholder Resolution on May 18, 2005, the Fund asked the Company what it intended to do in response to the resolution. The Company provided the Fund a copy of the policy it intended to propose. • The Fund sought to include a proposed amendment to the Company's bylaws in the Company's 2006 proxy materials. • In a no-action letter dated March 10, 2006, the SEC staff agreed not to recommend enforcement action if the Company excludes the Fund's proposal under Rule 14a-8(i)(9) where the Company was sponsoring a proposed policy that would require shareholder approval of certain future severance agreements, and the Fund's proposal had terms and conditions that conflicted with those set forth in the Company-sponsored proposal.
Board's Proposal in Proxy Statement for Annual Meeting on May 17, 2006 RESOLVED, that the stockholders of Halliburton Company ("Halliburton" or the "Company")	• The Board recommended that shareholders vote in favor of this proposal .

Text of Proposed Policy/Amendment to Bylaws	Process
hereby approve the Board of Directors' policy (the "Policy") that the Company will not enter into a Future Severance Agreement with any Executive Officer that provides Benefits in an amount that exceeds 2.99 times the Executive Officer's annual base salary and bonus at the time of severance, unless such Future Severance Agreement receives prior stockholder approval or is ratified by stockholders at a regularly scheduled annual meeting within the following 15 months. An "Executive Officer" is any person who is or becomes at the time of execution of a Future Severance Agreement an officer of Halliburton or an affiliate who is required to file reports pursuant to Section 16 of the Securities Exchange Act of 1934, as amended. "Future Severance Agreement" means a Future Employment Agreement or a Severance Agreement entered into after the effective date of the Policy. A "Future Employment Agreement" means an agreement between Halliburton or one of its affiliates and an Executive Officer pursuant to which the individual renders services to Halliburton or one of its affiliates as an employee. A "Severance Agreement" means an agreement between Halliburton or one of its affiliates and an Executive Officer, which relates to such individual's termination of employment with Halliburton and its affiliates. "Benefits" means (i) cash amounts payable by Halliburton in the event of termination of the Executive Officer's employment; and (ii) the present value of benefits or perquisites provided for periods after termination of employment (but excluding benefits or perquisites provided to employees generally). Benefits include lump-sum payments and the estimated present value of any periodic payments made or benefits or perquisites provided following the date of termination. Benefits, however, does not include (i) payments of salary, bonus or performance award amounts that had accrued at the time of termination; (ii) payments based on accrued qualified and non-qualified deferred compensation plans, including retirement and savings benefits; (iii) any benefits or perquisites provided under plans or programs applicable to employees generally; (iv) amounts paid as part of any employment agreement intended to "make-whole" any forfeiture of benefits from a prior employer; (v) amounts paid for services following termination of employment for a reasonable consulting agreement for a period not to exceed one year; (vi) amounts paid for post-termination covenants, such as a covenant not to compete; (vii) the value of accelerated vesting or payment of any outstanding equity-based award; or (viii) any payment that the Board determines in good faith to be a reasonable settlement of any claim made against Halliburton.	• Shareholders voted overwhelmingly (98%) in favor of adopting the proposal.

Text of Proposed Policy/Amendment to Bylaws	Process
Fund's Current Proposed Amendment to Bylaws RESOLVED: The shareholders of Halliburton Company hereby amend the Company's By-laws to add the following new Article: "Severance Agreements "48. (a) The Board of Directors shall obtain shareholder approval for future severance agreements with senior executives that provide benefits with a total present value exceeding 2.99 times the sum of the senior executive's base salary plus annual bonus. (b) "Future severance agreements" include the following types of agreements made after the date this Article is adopted: employment agreements containing severance provisions; retirement agreements; change in control agreements; or agreements renewing, modifying or extending any such agreements in effect on the date this Article is adopted. (c) "Senior executives" include the Named Executive Officers within the meaning of the Securities and Exchange Commission Regulation S-K. (d) "Benefits" include cash benefits; perquisites; consulting fees; equity and the accelerated vesting of equity; the value of "gross-up" payments to off-set taxes; payments in lieu of medical and other benefits; and the value of additional service credit or other additional benefits under the Company's retirement system; it does not include benefits to the extent that such benefits are available to other executives or employees without regard to a future severance agreement. (e) If the Board of Directors shall determine that it is not practicable to obtain shareholder approval before entering into a future severance agreement, the Board of Directors shall seek shareholder approval after the material terms of the future severance agreement have been agreed upon."	• The Fund is again seeking to amend the Company's bylaws.

Exhibit C

RICHARDS, LAYTON & FINGER
A PROFESSIONAL ASSOCIATION
ONE RODNEY SQUARE
920 NORTH KING STREET
WILMINGTON, DELAWARE 19801
(302) 651-7700
FAX (302) 651-7701
WWW.RLF.COM

January 11, 2007

Halliburton Company
1401 McKinney
Houston, Texas 7710

Ladies and Gentlemen:

We have acted as special Delaware counsel to Halliburton Company, a Delaware corporation (the "Company"), in connection with a proposal (the "2007 Proposal") submitted by Cornish F. Hitchcock on behalf of the Amalgamated Bank LongView Collective Investment Fund (the "Proponent") which the Proponent intends to present at the Company's 2007 annual meeting of stockholders (the "2007 Annual Meeting"). In this connection, you have requested our opinions as to certain matters of Delaware law.

For the purpose of rendering our opinions as expressed herein, we have been furnished and have reviewed the following documents:

(i) the Restated Certificate of Incorporation of the Company, as filed with the office of the Secretary of State of the State of Delaware on May 30, 2006 (the "Certificate of Incorporation");

(ii) the Bylaws of the Company, as amended October 19, 2006 (the "Bylaws");

(iii) the Policy (as defined below); and

(iv) the letter, dated December 21, 2006, from the Proponent, attaching the 2007 Proposal.

With respect to the foregoing documents, we have assumed: (a) the genuineness of all signatures, and the incumbency, authority, legal right and power and legal capacity under all applicable laws and regulations, of each of the officers and other persons and entities signing or whose signatures appear upon each of said documents as or on behalf of the parties thereto; (b) the conformity to authentic originals of all documents submitted to us as certified, conformed, photostatic, electronic or other copies; and (c) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinions as expressed herein. For the purpose of rendering our opinions as expressed herein, we have not reviewed any document other than the documents set forth above, and we assume there exists no provision of any such other document that bears upon or is inconsistent with our opinions as expressed herein. We have conducted no independent factual investigation of our own, but rather have relied solely upon the foregoing documents, the statements and information set forth therein, and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

BACKGROUND

In 2004, the Proponent submitted a proposal (the "2005 Proposal") for inclusion in the 2005 Proxy Statement of the Company (the "2005 Proxy Statement") for the Company's 2005 annual meeting of the stockholders (the "2005 Annual Meeting"). The 2005 Proposal provided, in pertinent part:

> RESOLVED: The shareholders of Halliburton Co. ("Halliburton" or the "Company") urge the Board of Directors to seek shareholder approval for future severance agreements with senior executives that provide benefits in an amount that exceeds three times the sum of the executive's base salary plus bonus. "Future severance agreements" include employment agreements containing severance provisions; retirement agreements; change in control agreements; and agreements renewing, modifying or extending existing such agreements. "Benefits" include securities or the value of restricted shares or other stock; lump-sum case payments (including payments in lieu of medical and other benefits) and the estimated present value of periodic retirement payments, fringe benefits and consulting fees (including reimbursable expenses) to be paid to the executives.

The 2005 Proposal was included in the 2005 Proxy Statement and was adopted by the affirmative vote of a majority of shares present in person or represented by proxy and entitled to vote at the 2005 Annual Meeting.

In 2005, the Proponent again submitted a proposal (the "2006 Proposal") for inclusion in the 2006 Proxy Statement of the Company (the "2006 Proxy Statement") for the Company's 2006 annual meeting of the stockholders (the "2006 Annual Meeting"). The 2006 Proposal provided, in relevant part:

> RESOLVED: The shareholders of Halliburton Company hereby amend the Company's By-laws to add the following new Article:
>
> "48. The Board of Directors shall obtain shareholder approval for future severance agreements with senior executives that provide benefits in an amount exceeding 2.99 times the sum of

> the senior executive's base salary plus annual bonus. "Future severance agreements" include employment agreements containing severance provisions; retirement agreements; change in control agreements; and agreements renewing, modifying or extending any such agreements in effect on the date this Article is adopted. "Senior executives" include the Chief Executive Officer and four other most highly compensated executive officers within the meaning of Securities and Exchange Commission Rule S-K. "Benefits" include lump-sum cash payments to or on behalf of the senior executive (including payments in lieu of medical and other benefits) and the estimated present value of periodic retirement payments, fringe benefits and consulting fees (including reimbursable expenses) to be paid to or for the benefit of the senior executive, but does not include benefits to the extent that they are available to other executives or employees without regard to any future severance agreement."

After considering the 2006 Proposal, the Board of Directors of the Company (the "Board") unanimously approved and recommended that the Company's stockholders consider and approve a policy statement regarding severance agreements with executive officers (the "Policy"). The Company submitted the following proposal (the "Company Proposal"), which sets forth the Policy, to the Company's stockholders at the 2006 Annual Meeting:

> RESOLVED, that the shareholders of Halliburton Company ("Halliburton" or the "Company") hereby request that the Board of Directors adopt a policy (the "Policy") that the Company will not enter into a Future Severance Agreement with any Executive Officer that provides Benefits in an amount that exceeds 2.99 times the Executive Officer's annual base salary and bonus at the time of severance, unless such Future Severance Agreement receives prior shareholder approval or is ratified by shareholders at a regularly scheduled annual meeting within the following 15 months. An "Executive Officer" is any person who is or becomes at the time of execution of a Future Severance Agreement an officer of Halliburton or an affiliate who is required to file reports pursuant to Section 16 of the Securities Exchange Act of 134, as amended.
>
> "Future Severance Agreement" means a Future Employment Agreement or a Severance Agreement entered into after the effective date of the Policy. A "Future Employment Agreement" means an agreement between Halliburton or one of its affiliates and an Executive Officer pursuant to which the individual renders services to Halliburton or one of its affiliates as an employee. A

> "Severance Agreement" means an agreement between Halliburton or one of its affiliates and Executive Officer, which relates to such individual's termination of employment with Halliburton and its affiliates.
>
> "Benefits" means (i) cash amounts payable by Halliburton in the event of termination of the Executive Officer's employment; and (ii) the present value of benefits or perquisites provided for periods after termination of employment (but excluding benefits or perquisites provided to employees generally). Benefits include lump-sum payments and the estimated present value of any periodic payments made or benefits or perquisites provided following the date of termination.
>
> Benefits, however, does not include (i) payments of salary, bonus or performance award amounts that had accrued at the time of termination; (ii) payments based on accrued qualified and non-qualified deferred compensation plans, including retirement and savings benefits; (iii) any benefits or perquisites provided under plans or programs applicable to employees generally; (iv) amounts paid as part of any employment agreement intended to "make-whole" any forfeiture of benefits from a prior employer; (v) amounts paid for services following termination of employment for a reasonable consulting agreement for a period not to exceed one year; (vi) amounts paid for post-termination covenants, such as a covenant not to compete; (vii) the value of accelerated vesting or payment of any outstanding equity-based award; or (viii) any payment that the Board determines in good faith to be a reasonable settlement of any claim made against Halliburton.

Because the Company believed that the 2006 Proposal directly conflicted with the Company Proposal, it submitted a request to the Division of Corporation Finance of the Securities and Exchange Commission (the "SEC") that the SEC not recommend an enforcement action against the Company if the Company excluded the 2006 Proposal from the 2006 Proxy Statement pursuant to Rule 14(a)-8(i)(9) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").[1] In a no-action letter dated March 10, 2006, the Office of the Chief Counsel Division of Corporation Finance of the SEC concurred with the Company's view that the 2006 Proposal directly conflicted with the Company Proposal and stated that it would not recommend enforcement action if the Company excluded the 2006 Proposal from the 2006

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[1] Under Rule 14a-8(i)(9) of the Exchange Act, a corporation may exclude from its proxy materials a proposal that conflicts directly with one of the corporation's own proposals to be submitted to stockholders at the same meeting.

Proxy Statement. Relying on that no-action letter, the Company excluded the 2006 Proposal from the 2006 Proxy Statement and, instead, included the Company Proposal, which then was adopted by an affirmative vote of 98% of the shares present in person or represented by proxy and entitled to vote at the 2006 Annual Meeting.

Even though the Policy has been implemented, the Proponent has now submitted the 2007 Proposal, which reads, in pertinent part:

> RESOLVED: The shareholders of Halliburton Company hereby amend the Company's By-laws to add the following new Article:
>
> "Severance Agreements
>
> "48. (a) The Board of Directors shall obtain shareholder approval for future severance agreements with senior executives that provide benefits with a total present value exceeding 2.99 times the sum of the senior executive's base salary plus annual bonus.
>
> "(b) "Future severance agreements" include the following types of agreements made after the date this Article is adopted: employment agreements containing severance provisions; retirement agreements; change in control agreements; or agreements renewing, modifying or extending any such agreements in effect on the date this Article is adopted.
>
> "(c) "Senior executives" include the Named Executive Officers within the meaning of Securities & Exchange Commission Regulation S-K.
>
> "(d) "Benefits" include cash benefits; perquisites; consulting fees; equity and the accelerated vesting of equity; the value of "gross-up" payments to off-set taxes; payments in lieu of medical and other benefits; and the value of additional service credit or other additional benefits under the Company's retirement system; it does not include benefits to the extent that such benefits are available to other executives or employees without regard to a future severance agreement.
>
> "(e) If the Board of Directors shall determine that it is not practicable to obtain shareholder approval before entering into a future severance agreement, the Board of Directors shall seek

> shareholder approval after the material terms of the future severance agreement have been agreed upon."

The new bylaw proposed for adoption under the 2007 Proposal (the "Severance Bylaw") would limit the Board from entering into certain types of severance agreements with the Company's executive officers absent stockholder approval.

The Company is considering excluding the 2007 Proposal from the proxy materials for the 2007 Annual Meeting under Rules 14a-8(i)(1) and 14a-8(i)(2) of the Exchange Act. Rule 14a-8(i)(1) of the Exchange Act provides that a corporation may exclude a stockholder proposal that is not a proper subject for action by the corporation's stockholders under the laws of the jurisdiction of the corporation's organization. Rule 14a-8(i)(2) of the Exchange Act provides that a corporation may exclude a stockholder proposal that, if adopted by the stockholders, would cause the corporation to violate applicable state, federal or foreign law. In this connection, you have requested our opinion as to (i) whether the 2007 Proposal, if adopted by the Company's stockholders, would violate the General Corporation Law of the State of Delaware (the "General Corporation Law"), and (ii) whether the 2007 Proposal is a proper subject for action by the Company's stockholders at the 2007 Annual Meeting under Delaware law.

DISCUSSION

There is no Delaware case that specifically addresses the validity of the Severance Bylaw or a similar bylaw proposed by the 2007 Proposal. See, e.g., John C. Coates IV & Bradley C. Faris, Second-Generation Shareholder Bylaws: Post-Quickturn Alternatives, 56 Bus. Law. 1323, 1329 (2001). Accordingly, we start from the proposition that, as a general matter, the stockholders of a Delaware corporation have the power to amend the corporation's bylaws. This power, however, is not unlimited and is subject to the express limitations set forth in Section 109(b) of the General Corporation Law (sometimes referred hereinafter to as "Section 109(b)"), which provides:

> The bylaws may contain any provision, not inconsistent with law or with the certificate of incorporation, relating to the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees.

8 Del. C. § 109(b) (emphasis added). Therefore, we turn to consider whether the 2007 Proposal proposing the adoption of the Severance Bylaw is "inconsistent with law or with the certificate of incorporation."

In our view, the 2007 Proposal, if adopted, would violate several provisions of the General Corporation Law because it improperly limits the Board's authority to manage the business and affairs of the Company. In particular, the limit on the Board's authority imposed by the 2007 Proposal would violate Sections 141(a), 122, 152, 153 and 157 of the General Corporation Law for the reasons set forth below. Accordingly, in our view, the 2007 Proposal, if adopted, would violate the General Corporation Law and is not a proper subject for action by the Company's stockholders at the 2007 Annual Meeting under Delaware law.

The 2007 Proposal would violate Section 141(a) of the General Corporation Law (sometimes referred to hereinafter as "Section 141(a)"). Section 141(a) provides, in pertinent part:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation. If any such provision is made in the certificate of incorporation, the powers and duties conferred or imposed upon the board of directors by this chapter shall be exercised or performed to such extent and by such person or persons as shall be provided in the certificate of incorporation.

8 Del. C. § 141(a). Significantly, if there is to be any variation from the mandate of Section 141(a), it can only be as "otherwise provided in this chapter or in [the corporation's] certificate of incorporation." See, e.g., Lehrman v. Cohen, 222 A.2d 800, 808 (Del. 1966). The Certificate of Incorporation does not provide for the management of the Company by persons other than the directors. Thus, the Board possesses the full power and authority to manage the business and affairs of the Company under the General Corporation Law.

By virtue of Section 141(a), "[a] cardinal precept of the General Corporation Law ... is that directors, rather than shareholders, manage the business and affairs of the corporation." Aronson v. Lewis, 473 A.2d 805, 811 (Del. 1984); see also McMullin v. Beran, 765 A.2d 910, 916 (Del. 2000) ("One of the fundamental principles of the Delaware General Corporation Law statute is that the business affairs of a corporation are managed by or under the direction of its board of directors.") (citing 8 Del. C. § 141(a)); Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281, 1291 (Del. 1998) ("One of the most basic tenets of Delaware corporate law is that the board of directors has the ultimate responsibility for managing the business and affairs of a corporation."). This principle that directors rather than stockholders manage the business and affairs of corporations has long been recognized in Delaware. Thus, in Abercrombie v. Davies, 123 A.2d 893, 898 (Del. Ch. 1956), rev'd on other grounds, 130 A.2d 338 (Del. 1957), the Delaware Court of Chancery (the "Court of Chancery") stated that "there can be no doubt that in certain areas the directors rather than the stockholders or others are granted the power by the state to deal with questions of management policy." Similarly, in Maldonado v. Flynn, 413 A.2d 1251, 1255 (Del. Ch. 1980), rev'd on other grounds sub nom. Zapata Corp. v. Maldonado, 430 A.2d 779 (Del. 1981), the Court of Chancery stated:

> [T]he board of directors of a corporation, as the repository of the power of corporate governance, is empowered to make the business decisions of the corporation. The directors, not the stockholders, are the managers of the business affairs of the corporation.

Maldonado, 413 A.2d at 1255; see also Revlon, Inc. v. MacAndrews & Forbes Holdings, Inc., 506 A.2d 173 (Del. 1985); Adams v. Clearance Corp., 121 A.2d 302 (Del. 1956); Mayer v. Adams, 141 A.2d 458 (Del. 1958); Lehrman, 222 A.2d at 808; Paramount Commc'ns, Inc. v. Time Inc., C.A. Nos. 10866, 10935, 19835, slip op. at 77-78 (Del. Ch. July 14, 1989), aff'd, 571 A.2d 1140 (Del. 1989). The rationale for such principle is as follows:

> Stockholders are the equitable owners of the corporation's assets. However, the corporation is the legal owner of its property and the stockholders do not have any specific interest in the assets of the corporation. Instead, they have the right to share in the profits of the company and in the distribution of its assets on liquidation. Consistent with this division of interests, the directors rather than the stockholders manage the business and affairs of the corporation and the directors, in carrying out their duties, act as fiduciaries for the company and its stockholders.

Norte & Co. v. Manor Healthcare Corp., C.A. Nos. 6827, 6831, slip op. at 9 (Del. Ch. Nov. 21, 1985) (citations omitted).

Directors may not delegate to others their decision-making authority on matters as to which they are required to exercise their business judgment. See Rosenblatt v. Getty Oil Co., C.A. No. 5278, slip op. at 41 (Del. Ch. Sept. 19, 1983), aff'd, 493 A.2d 929 (Del. 1985); Field v. Carlisle Corp., 68 A.2d 817, 820-21 (Del. Ch. 1949); Clarke Mem'l College v. Monaghan Land Co., 257 A.2d 234, 241 (Del. Ch. 1969). Moreover, the board of directors cannot delegate or abdicate this responsibility in favor of the stockholders themselves. Paramount Commc'ns, Inc. v. Time Inc., 571 A.2d 1140, 1154 (Del. 1989); Smith v. Van Gorkom, 488 A.2d 858, 873 (Del. 1985). The reluctance of the Delaware courts to permit a board to delegate its own authority demonstrates that the courts will not readily tolerate the usurpation of the board's responsibilities by stockholders. See, e.g., Paramount Commc'ns, Inc., slip op. at 77-78 ("The corporation law does not operate on the theory that directors, in exercising their powers to manage the firm, are obligated to follow the wishes of a majority of shares.").

Likewise, Delaware law prohibits substantial limitations on the board's discretion in acting on behalf of the corporation. See Chapin v. Benwood Found., 402 A.2d 1205, 1211 (Del. Ch. 1979), aff'd sub nom. Harrison v. Chapin, 415 A.2d 1068 (Del. 1980). As articulated by former Chancellor Allen of the Court of Chancery in Grimes v. Donald:

> Absent specific restriction in the certificate of incorporation, the board of directors certainly has very broad discretion in fashioning a managerial structure appropriate, in its judgment, to moving the corporation towards the achievement of corporate goals and purposes.... The board may not either formally or effectively abdicate its statutory power and its fiduciary duty to manage or direct the management of the business and affairs of th[e] corporation.

Grimes, slip op. at 17.

In 1998, the Delaware Supreme Court invalidated a stockholder rights plan that prohibited a newly elected board of directors from redeeming the rights issued under such rights plan for a period of six months (the "Delayed Redemption Provision"). Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d at 1291 (Del. 1998). The Court found that such a provision, although narrowly drafted, was invalid under Delaware law because it impermissibly would deprive a future board of its authority under Section 141(a) to discharge its "fundamental management duties to the corporation and its stockholders." In so holding, the Court stated:

> While the Delayed Redemption Provision limits the board of directors' authority in only one respect, the suspension of the Rights Plan, it nonetheless restricts the board's power in an area of fundamental importance to the shareholders -- negotiating a possible sale of the corporation. Therefore, we hold that the Delayed Redemption Provision is invalid under Section 141(a), which confers upon any newly elected board of directors full power to manage and direct the business and affairs of a Delaware corporation.

Id. at 1291-92 (emphasis omitted; footnotes omitted). The Court further explained that the Delayed Redemption Provision "tends to limit in a substantial way the freedom of [newly elected] directors' decisions on matters of management policy." Id. Therefore, "it violates the duty of each [newly elected] director to exercise his own best judgment on matters coming before the board." Id. (footnotes omitted).[2]

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[2] We note that, following the decision in Quickturn, the SEC has consistently accepted the view that implementation of a stockholder proposal to amend a corporation's bylaws to, among other things, prohibit the adoption of a rights plan without prior stockholder approval would contravene Delaware law. See, e.g., Toys "R" Us, Inc., SEC No-Action Letter, 2002 WL 1058521 (April 9, 2002) (proposal to amend bylaws to prohibit adoption of any stockholder rights plan without prior stockholder approval and to require redemption of any existing rights plan may be omitted from the proxy statement); Atlas Air Worldwide Holdings, Inc., SEC No-

The Severance Bylaw proposed by the 2007 Proposal, if adopted, would have a practical effect similar to the "Delayed Redemption Provision" at issue in Quickturn. The Severance Bylaw would deprive the Board and any newly elected directors of the ability to exercise their judgment on a fundamental matter of corporate governance -- namely, the authority to review and consider the matters that are submitted to the stockholders and the authority to determine which matters should be submitted to a stockholder vote. Such bylaw may be distinguished from other arrangements pursuant to which a board of directors contractually limits its discretion (e.g., a loan agreement limiting the ability of the board to take certain actions without lender approval). See, e.g., John C. Coates & Bradley C. Faris, Second-Generation Shareholder Bylaws: Post-Quickturn Alternatives, 56 Bus. Law 1323, 1331 (Aug. 2001) (noting that the Delaware Supreme Court's decision in Quickturn should not be construed as prohibiting such arrangements because to read the case otherwise "would be absurd, as it would render unenforceable normal loan agreements (which frequently limit a board's authority to authorize certain corporate actions, such as dividends), and golden parachutes (which limit a board's ability to terminate an executive's employment with severance compensation)"). A board of directors, exercising its own business judgment, may restrict by contract its discretion as to limited matters falling within the scope of its authority. In Unisuper Ltd. v. News Corp., C.A. No. 1699, slip op. at 15-17 (Del. Ch. Dec. 20, 2005), the Court of Chancery held that a board of directors could agree, by adopting a board policy, to submit the final decision on whether or not to adopt a stockholder rights plan to a vote of the stockholders. The case of a board of directors agreeing with stockholders what is advisable and in the best interests of the corporation and its stockholders is different from the case of a board of directors being told by stockholders to forgo, on its own behalf and on behalf of any future board of directors, the exercise of its fiduciary duties. A limited contractual restriction would not unduly interfere with or otherwise deprive the board of directors or any future board of directors of the fundamental powers granted to it under the General Corporation Law, since such board or future board could renegotiate the terms of the contract, take action to satisfy the contractual obligations, exercise its right to terminate the contract or perhaps determine to breach the contract. Far from imposing a limited contractual restriction on the power of the Board or any future board of directors of the Company, the Severance Bylaw proposed by the 2007 Proposal, if adopted, would deprive the Board (and any future board of directors of the Company) of its power under the General Corporation Law both in overseeing management's role in preparing matters to be submitted to the stockholders and in determining what matters should be considered by the stockholders at annual meetings, and it would hobble

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Action Letter, 2002 WL 1058533 (April 5, 2002) (same); In re General Dynamics Corp., SEC No-Action Letter, 2001 WL 246749 (Mar. 5, 2001) (same). In each case, the corporation submitted a legal opinion of Richards, Layton & Finger, P.A. that concluded that such a proposal would be improper under Delaware law. The SEC apparently accepted these views. Toys "R" Us, 2002 WL 1058521, at *24; Atlas Air Worldwide Holdings, 2002 WL 246749, at *29; General Dynamics, 2001 WL 296749, at *2-4.

the Board's (and any of the Company's future boards of directors') exercise of its fiduciary duties to manage the business and affairs of the Company, including setting executive compensation.

The Delaware Supreme Court has consistently upheld the principle that a board of directors has "broad discretion to set executive compensation." White v. Panic, 783 A.2d 543, 553 n.35 (Del. 1991); see also In re Walt Disney Co. Derivative Litig., 731 A.2d 342, 362 (Del. Ch. 1998) ("[I]n the absence of fraud, this court's deference to directors' business judgment is particularly broad in matters of executive compensation."); Lewis v. Hirsch, C.A. No. 12532, slip op. at 11 (Del. Ch. June 1, 1994) (executive compensation is "ordinarily left to the business judgment of a company's board of directors"); Pogostin v. Rice, C.A. No. 6235, slip op. at 10 (Del. Ch. Aug. 12, 1983), aff'd, 480 A.2d 619 (Del. 1984) (compensation levels are within the discretion of the board of directors). The power to compensate corporate officers is a part of the responsibility of managing the business and affairs of the corporation and, therefore, is within the control of the directors, not the stockholders. See Kaufman v. Beal, C.A. Nos. 6485 & 6526, slip op. at 15 (Del. Ch. Feb. 25, 1983). In addition, "directors have the sole authority to determine compensation levels" within their discretion. Haber v. Bell, 465 A.2d 353, 359 (Del. Ch. 1983). Cases addressing claims concerning excessive compensation indicate that the Delaware courts hesitate to inquire into the reasonableness of compensation which is fixed by a disinterested board. See Grimes v. Donald, 673 A.2d 1207, 1215 (Del. 1996); Kaufman, slip op. at 17. In that regard, it is not appropriate under the General Corporation Law for the stockholders, or even a court in some instances, to restrict the discretion of a board of directors regarding executive compensation.

Because the 2007 Proposal, if adopted by the Company's stockholders, would limit the Board's ability to manage the business and affairs of the Company by, among other things, restricting the Board's ability to determine the appropriate form and level of executive compensation, the 2007 Proposal would violate Section 141(a).

The 2007 Proposal also would unlawfully encroach upon the Board's ability to compensate executive officers under Sections 122(5) and 122(15) of the General Corporation Law. Section 122(5) of the General Corporation Law provides that "every corporation created under this chapter shall have the power to appoint such officers and agents as the business of the corporation requires and to pay or otherwise provide for them suitable compensation." 8 Del. C. §122(5). Moreover, Section 122(15) of the General Corporation Law authorizes a Delaware corporation to "[p]ay pensions and establish and carry out pension, profit sharing, stock option, stock purchase, stock bonus, retirement, benefit, incentive and compensation plans, trusts and provisions for any or all of its directors, officers, and employees, and for any or all of the directors, officers and employees of its subsidiaries." 8 Del. C. §122(15). As discussed above, the authority to compensate executive officers is normally vested in the board of directors. See Wilderman, 315 A.2d at 614; Haber, 465 A.2d at 359 (stating that directors generally have the "sole authority" to determine compensation levels within their discretion). Because the 2007 Proposal impinges upon the Board's ability to exercise its discretion in matters of executive compensation, the 2007 Proposal, if adopted by the Company's stockholders, would violate Sections 122(5) and 122(15) of the General Corporation Law.

The 2007 Proposal, if adopted by the Company's stockholders, also would impinge on the Board's powers concerning the issuance, sale or similar disposition of the Company's stock and/or options under Sections 152, 153 and 157 of the General Corporation Law because it would restrict the Board's ability to offer stock and/or options on such terms and conditions as the Board may determine as a component of executive compensation. The "issuance of corporate stock is an act of fundamental legal significance having a direct bearing upon questions of corporate governance, control and the capital structure of the enterprise. The law properly requires certainty in such matters." Staar Surgical Co. v. Waggoner, 588 A.2d 1130, 1136 (Del. 1991). The function of issuance of shares lies with the board of directors and has been held to be "such a 'vitally important duty' that it cannot be delegated." Cook v. Pumpelly, C.A. Nos. 7917 & 7930, 1985 WL 11549, at *9, Berger, V.C. (Del. Ch. May 24, 1985) (citing Field, 68 A.2d at 820); see also Shamrock Holdings, Inc. v. Polaroid Corp., 559 A.2d 257 (Del. Ch. 1989) (directors are responsible for managing the business and affairs of a Delaware corporation and, in exercising that responsibility in connection with adoption of employee stock ownership plan, are charged with the unyielding fiduciary duty to the corporation and its stockholders).

Sections 152, 153 and 157 of the General Corporation Law relating to the issuance of corporate stock and options, together with Section 141(a), underscore the board of director's broad powers and duties in this regard. See 8 Del. C. § 157. Section 157 of the General Corporation Law permits only the board of directors, not the stockholders, to approve the instruments evidencing rights and options. The various subsections of Section 157 confirm this result. Subsection (a) of Section 157 provides that the "rights or options to be evidenced by or in such instrument or instruments shall be approved by the board of directors." 8 Del. C. § 157(a). In addition, subsection (b) of Section 157 provides that the terms of the stock options shall either be as stated in the certificate of incorporation or in a resolution of the board of directors, not the stockholders. See 8 Del. C. § 157(b). Subsection (b) further provides that "[i]n the absence of actual fraud in the transaction, the director's judgment as to the consideration for the issuance of such rights or options shall be conclusive." 8 Del. C. § 157(b). Moreover, subsection (c) of Section 157 expressly provides that the board of directors can delegate certain functions to the corporation's officers in connection with the creation and issuance of rights. See 8 Del. C. § 157(c). Such subsection does not provide for the delegation of any functions to stockholders in connection with the issuance of rights.[3] Indeed, "stockholders" is nowhere mentioned in Section 157.[4]

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[3] It must be presumed under the rules of statutory construction that if the legislature expressly provided for the delegation of certain authority to officers, the legislature knew how to allow for the delegation of authority and, therefore, did not intend to permit delegation of such authority to stockholders. 2A Norman J. Singer, Statutes & Statutory Construction § 546.05, at 154 (2000).

In addition, Section 152 of the General Corporation Law (along with Sections 141 and 153 of the General Corporation Law) requires that any issuance of stock by a corporation be duly authorized by its board of directors. Among other things, Section 152 states that "the capital stock to be issued by a corporation shall be paid in such form and in such manner as the board of directors shall determine.... [T]he judgment of the directors as to the value of such consideration shall be conclusive." 8 Del. C. §152. Section 153(a) provides that "[s]hares of stock with par value may be issued for such consideration, having a value not less than the par value thereof, as determined from time to time by the board of directors, or by the stockholders if the certificate of incorporation so provides." 8 Del. C. § 153(a). The Certificate of Incorporation does not confer any powers on the stockholders with respect to the issuance of stock or options which are implicated by the 2007 Proposal proposing the adoption of the Severance Bylaw. Collectively, Sections 152, 153 and 157 of the General Corporation Law "confirm the board's exclusive authority to issue stock and regulate a corporation's capital structure." Grimes v. Alteon Inc., 804 A.2d 256, 261 (Del. 2002); see also supra note 3. Thus, the 2007 Proposal, which effectively imposes limits on the Board's ability to grant stock options or issue restricted stock, would, if adopted, violate Sections 152, 153 and 157 of the General Corporation Law.

The drafters of the General Corporation Law did provide for specific mechanisms pursuant to which stockholders could limit the power of a board of directors to manage the

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[4] It is well-settled under Delaware law that words excluded from a statute must be presumed to have been excluded for a purpose. In re Adoption of Swanson, 623 A.2d 1095, 1097 (Del. 1993) ("A court may not engraft upon a statute language which has been clearly excluded therefrom."). "[The] role [of] judges is limited to applying the statute objectively and not revising it." Fid. & Deposit Co. v. State of Delaware Dep't of Admin. Serv., 830 A.2d 1224, 1228 (Del. Ch. 2003). Since the Delaware legislature did not provide for any means by which a corporation may determine the terms of rights and options other than by board action, absent a contrary certificate of incorporation provision, it must be presumed that only directors may determine such terms.

The legislative history to Section 157 of the General Corporation Law confirms that, absent a contrary charter provision, the power to determine the terms of the rights or options to be issued to the corporation's officers is a function specifically reserved to a board of directors by statute. Indeed, the Official Comment to Section 157 of the General Corporation Law provides that "the terms of the rights ... must be established by the board of directors." 2 R. Franklin Balotti & Jesse A. Finkelstein, The Delaware Law of Corporations & Business Organizations, at V-38.2 (3d ed. 2006) (emphasis added); see also S. Samuel Arsht & Walter K. Stapleton, Analysis of the 1967 General Corporation Law 330 (Prentice-Hall 1976) ("Unless otherwise provided in the certificate of incorporation, the directors remain authorized to issue rights ... on such terms and conditions as they deem proper.") (emphasis added). Accordingly, determining the terms of rights or options to be issued to the corporation's officers is a power specifically conferred on a board of directors by statute.

business and affairs of a corporation. As discussed above, Section 141(a) provides that the board of directors shall manage the business and affairs of the corporation "except as otherwise provided in this chapter or in its certificate of incorporation." In addition, in forming a corporation under the close corporation statute, the stockholders thereof may either act by written agreement to restrict the discretion of the board of directors, 8 Del. C. § 350, or elect in the certificate of incorporation to permit the stockholders to manage the business and affairs of the corporation directly, 8 Del. C. § 351. However, this permitted restriction on the discretion of the directors is only applicable to close corporations. Chapin v. Benwood Found., Inc., 402 A.2d 1205 (Del. Ch. 1979), aff'd sub nom. Harrison v. Chapin, 415 A.2d 1068 (Del. 1980). See also 2 David A. Drexler et al., Delaware Corporation Law and Practice § 43.02, at 43-6 (2006) (Section 350 of the General Corporation Law exempts agreements of stockholders in close corporations from the rule that stockholders may not restrict or interfere with the powers of the board of directors).

As noted above, we believe that the analysis with respect to the permissibility of a bylaw which, among other things, purports to prohibit a board of directors from adopting a stockholder rights plan absent stockholder approval ("Rights Plan Bylaw") is similar to that with respect to the Severance Bylaw proposed by the 2007 Proposal. In this regard, we are aware that several commentators have expressed the view that a stockholder-initiated bylaw such as a Rights Plan Bylaw should be valid under Delaware law pursuant to Section 109(b). See, e.g., Leonard Chazen, The Shareholder Rights By-Law: Giving Shareholders a Decisive Voice, 5 Corporate Governance Advisor 8 (1997); Jonathan R. Macey, The Legality and Utility of the Shareholder Rights Bylaw, 26 Hofstra L. Rev. 835 (Summer 1998). Although no Delaware case has directly addressed the interplay of Sections 141(a) and 109(b) of the General Corporation Law,[5] we are of the view that these commentators have misconstrued Section 109(b) and the "except as may be otherwise provided in this chapter" language of Section 141(a).

First, most commentators on the General Corporation Law agree that the "except as may be otherwise provided in this chapter" language of Section 141(a) refers only to specific provisions of the General Corporation Law that expressly authorize a departure from the general rule of management by directors, and not to open-ended provisions such as Section 109(b) of the General Corporation Law. See, e.g., 1 R. Franklin Balotti & Jesse A. Finkelstein, The Delaware

[5] We note, however, that Vice Chancellor Lamb of the Court of Chancery recently acknowledged in dicta in Bebchuk v. CA, Inc., C.A. No. 2145-N (Del. Ch. June 22, 2006), that the legal issue regarding the interplay of Sections 141(a) and 109(b) of the General Corporation Law is "fraught with tension." Id., slip op. at 10. In particular, Vice Chancellor Lamb stated that it is unclear whether a bylaw (adopted by stockholders pursuant to Section 109(b) of the General Corporation Law) limiting the duration of a board-authorized rights plan to one year is either "facially illegal as an unauthorized impingement upon the board's powers" under Section 141(a) or "an unreasonable intrusion into the board's exercise of its fiduciary duties." Id.

Law of Corporations and Business Organizations § 4.1, at 4-6 (3d ed. 2006);[6] I Ernest L. Folk, III et al., Folk on the Delaware General Corporation Law § 141.1, at GCL-IV-11 - 12 (5th ed. 2006); Hamermesh, The Shareholder Rights By-Law: Doubts from Delaware, at 11; Charles F. Richards, Jr. & Robert J. Stearn, Jr., Shareholder By-Laws Requiring Boards of Directors to Dismantle Rights Plans Are Unlikely to Survive Scrutiny Under Delaware Law, 54 Bus. Law. 607, 624 (1999).[7] Indeed, several commentators specifically concluded that a bylaw such as a Rights Plan Bylaw could not be accomplished under Section 109(b) of the General Corporation Law, notwithstanding that statute's arguably broad language. See John C. Coates IV & Bradley C. Faris, Second-Generation Shareholder Bylaws: Post-Quickturn Alternatives, at 1335 ("[F]irst generation shareholder bylaws are likely to be struck down under Delaware law because they limit the board's authority to manage the business and affairs of the company. If the Delaware Supreme Court's decision in Quickturn does not lead one to this result, the text, history, and common law development of Delaware law does."). Second, most commentators believe that Section 109's purportedly broad grant of authority for stockholders to a adopt bylaw relating to the rights and powers of stockholders and directors relates to a bylaw that governs procedural or organizational matters, and not substantive decisions governing the corporation's business and affairs. See, e.g., 1 Franklin Balotti & Jesse A. Finkelstein, The Delaware Law of Corporations and Business Organizations § 1.10, at 1-12-1-13 (3d ed. 2006); Charles F. Richards, Jr. & Robert J. Stearn, Jr., Shareholder By-Laws Requiring Boards of Directors to Dismantle Rights Plans Are Unlikely to Survive Scrutiny Under Delaware Law, at 625-27; Hamermesh, The Shareholder Rights By-Law: Doubts from Delaware, at 14 n.20.

We are also aware that certain commentators have drawn a distinction between a bylaw that is "prohibitory" (such as the Severance Bylaw, which purports to prohibit the Board from adopting severance agreements in the future without stockholder approval) rather than "mandatory" (such as a bylaw that would require a board of directors to, for example, terminate existing severance agreement or otherwise take affirmative action to render a severance agreement inoperative), and have expressed the view that the former category may be valid under Delaware law. See, e.g., John C. Coffee, Jr., The Bylaw Battlefield: Can Institutions Change the Outcome of Corporate Control Contests?, 51 U. Miami L. Rev. 605, 614-616 (1997) ("[R]equiring shareholder ratification of a future poison pill seems well within Section 109's scope.... [I]t should be possible for institutional investors to conduct proxy solicitations seeking to (1) to [sic] require that the effectiveness of any future poison pill be conditioned on shareholder approval within a specified period after the board's action, and (2) preclude any amendment, repeal, or waiver of an existing pill without such a vote.... [T]he basic structure of Delaware law suggests that shareholders do have the right to restrict the board for the future (but not to require the repeal or modification of an existing pill)."); Meredith M. Brown & William D. Regner, Shareholder Rights Plans: Recent Toxopharmacological Developments, 11 Insights 2, 5

[6] Messrs. Balotti and Finkelstein are directors of Richards, Layton & Finger, P.A.

[7] Messrs. Richards and Stearn are directors of Richards, Layton & Finger, P.A.

(1997) ("[A] Delaware court may be more likely to uphold a shareholder-adopted bylaw that precludes the adoption of future pills without shareholder approval, than a bylaw that requires redemption of an existing pill.").

Although we are not aware of any decision of a Delaware court that addresses this supposed distinction between a "prohibitory" and "mandatory" bylaw, we do not believe that a Delaware court would be persuaded by it. See Quickturn, 721 A.2d at 1291 ("Section 141(a) requires that any limitation on the board's authority be set out in the certificate of incorporation.") (emphasis added; footnote omitted); Carmody, 723 A.2d at 1192 (same); Hamermesh-Tulane Law Review, at 435-36 ("Professor Coffee also distinguishes by-laws that purport to require affirmative action by the directors from by-laws that impose negative constraints on director authority and suggests that the latter are generally permissible.... The affirmative/negative distinction, however, does not quite ring true.") (footnotes omitted). Even Professor Coffee recognized in the above-cited article that a "prohibitory" bylaw is likely to face resistance in Delaware. See Coffee, The Bylaw Battlefield: Can Institutions Change The Outcome of Corporate Control Contests?, at 615-16 ("The poison pill is well understood in Delaware to permit unilateral board action without a shareholder vote, and any attempt to use bylaw amendments to change this fundamental allocation of power between shareholders and directors touches on a sensitive nerve in Delaware.").

CONCLUSION

Based upon and subject to the foregoing, and subject to the limitations stated hereinbelow, it is our opinion that (i) the 2007 Proposal, if adopted by the Company's stockholders, would violate the General Corporation Law and, therefore, (ii) the 2007 Proposal is not a proper subject for action by the Company's stockholders at the 2007 Annual Meeting under Delaware law.

The foregoing opinions are limited to the General Corporation Law. We have not considered and express no opinion on any other laws or the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinions are rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the SEC in connection with the matters addressed herein, and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinions be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

Richards, Layton & Finger, P.A.

DAB/WJH/MYM

CORNISH F. HITCHCOCK
ATTORNEY AT LAW
5301 WISCONSIN AVENUE, NW • SUITE 350
WASHINGTON, D.C. 20015-2022
(202) 364-1050 • FAX: 315-3552
CONH@HITCHLAW.COM

6 February 2007

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

By hand

Re: Shareholder proposal from Amalgamated Bank LongView Collective Investment Fund to Halliburton Company

Dear Counsel:

I write on behalf of Amalgamated LongView Collective Investment Fund (the "Fund") in response to the letter dated 12 January 2007 from Joanne C. Rutkowski on behalf of Halliburton Company ("Halliburton" or the "Company"). In that letter Halliburton advises that the Company intends to omit from its proxy materials a bylaw proposal from the Fund on the subject of "golden parachute" severance agreements (the "Fund's bylaw"). For the reasons explained below, the Fund respectfully asks the Division to advise Halliburton that the Division does not concur with the Company's arguments as to why the Fund's bylaw may be omitted.

Pertinent background and the Fund's current bylaw proposal.

This is the third time in as many years that the Fund has submitted a proposal dealing with Halliburton's golden parachutes policy. In 2005 the shareholders approved by a 57% "yes" vote a precatory proposal asking the Company to give shareholders a vote on severance agreements for senior executives that exceed 2.99 times the executive's base pay plus bonus (with definitions provided in the proposal).

The following year, the Fund resubmitted its proposal in bylaw form. Rather than implement the version approved by shareholders, however, Halliburton sought to preempt the field by offering as a management proposal a watered-down version of what the shareholders had approved in 2005. Notably, the management proposal contained eight specific carve-outs from the definition of what would be counted in determining whether the 2.99 threshold had been exceeded – none of which had been in the version approved by shareholders. The Division granted no-action relief to the Company under Rule 14a-8(i)(9), based on the conflict that would have occurred had both the Fund's proposal and the management proposal been adopted. *Halliburton Co.* (10 March 2006). The management proposal passed with 98 percent of the vote.

This year, the Fund is renewing its proposal that Halliburton's bylaws be revised to add the following new Article, which would remove the loopholes and exceptions contained in the 2006 management proposal. The text of the Fund's bylaw reads as follows:

"Severance Agreements

"48. (a) The Board of Directors shall obtain shareholder approval for future severance agreements with senior executives that provide benefits with a total present value exceeding 2.99 times the sum of the senior executive's base salary plus annual bonus.

"(b) "Future severance agreements" include the following types of agreements made after the date this Article is adopted: employment agreements containing severance provisions; retirement agreements; change in control agreements; or agreements renewing, modifying or extending any such agreements in effect on the date this Article is adopted.

"(c) "Senior executives" include the Named Executive Officers within the meaning of Securities & Exchange Commission Regulation S-K.

"(d) "Benefits" include cash benefits; perquisites; consulting fees; equity and the accelerated vesting of equity; the value of "gross-up" payments to off-set taxes; payments in lieu of medical and other benefits; and the value of additional service credit or other additional benefits under the Company's retirement system; it does not include - benefits to the extent that such benefits are available to other executives or employees without regard to a future severance agreement.

"(e) If the Board of Directors shall determine that it is not practicable to obtain shareholder approval before entering into a future severance agreement, the Board of Directors shall seek shareholder approval after the material terms of the future severance agreement have been agreed upon."

In response, Halliburton has sought no-action relief under Rule 14a-8(i)(1) and (2), on the ground that the proposal is invalid under state law, and under Rule 14a-8(i)(10), on the ground that the proposal was substantially implemented in 2006. The Fund responds as follows.

State law issues.

The arguments involving Rule 14a-8(i)(1) and (2) – which focus on the power of the board of directors under Delaware law to run the affairs of the company – may be readily dispatched. Halliburton acknowledges, as it must, that the Division has rejected precisely the same arguments in *Verizon Communications, Inc.* (2 February 2004) and *Massey Energy Co.* (1 March 2004), both of which involved similar bylaws involving golden parachutes. The Fund relies upon and hereby incorporates by reference the legal analysis submitted by the proponents in those two cases, which conclusively demonstrated that (a) under Delaware law the power to propose bylaws is jointly shared by shareholders and directors alike; (b) there is no special provision in the Delaware General Corporation Law that undercuts the power of shareholders to offer a bylaw relating to severance agreements; and (c) there is no other authority in Delaware law that limits the power of shareholders to offer this type of bylaw.

Halliburton suggests that these authorities are undermined by *Peregrine Pharmaceuticals, Inc.* (28 July 2006), which agreed that relief would be warranted under Rule 14a-8(i)(1) unless a mandatory proposal was recast as a precatory proposal. The distinction, however, is that the *Peregrine Pharmaceuticals* proposal was not a bylaw. Although shareholders do have the power to adopt bylaws, they do not have the power to bind a company through a simple resolution, a point that the Commission has emphasized for years. *See* Release No. 34-12999, *Proposals by Security Holders*, 41 Fed. Reg. 52994, 52996 (col. 3) (3 December 1976) (explaining scope of the exemption). Thus, *Peregrine Pharmaceuticals* adds nothing to the analysis.[1]

If anything, Delaware case law since 2004 has underscored that the board works for shareholders, not the other way around. In *UniSuper Ltd. v. News Corp.*, No. 1699-N (Del. Chan. Ct. 20 December 2005), the Chancery Court rejected the expansive view of board power that Halliburton asserts here. *UniSuper* involved a contract in which the News Corporation agreed to give shareholders a vote on a poison pill in certain situations. When the company reneged on the contract, the shareholders sued. News Corporation defended (as here) on the ground that the contract interfered with the board's right to manage the affairs of the company. The Chancery Court disagreed. In a useful reminder of first principles, the Chancellor stated that Delaware law "vests managerial power in the board of directors because it is not feasible for shareholders, the owners of the corporation, to exercise

---

[1] The three no-action decisions cited by Halliburton may be distinguished for that reason also, as none of them involved a bylaw proposal. Halliburton Letter at 4-5 n.3. *Novell, Inc.* (14 February 2000); *Longview Fibre Co.* (10 December 2003); *Farmer Bros. Co.* (28 November 2003);

day-to-day power over the company's business and affairs." Slip op. at 16-17 (footnote omitted). However, when shareholder vote to assert control over a company's business, "the board must give way," because the "board's power – which is that of an agent's with regard to its principal – derives from the shareholders *who are the ultimate holders of power under Delaware law*." Slip op. at 17 (footnote omitted) (emphasis added).

Halliburton's final argument (at p. 5) is that a ruling for the Fund would somehow "open the floodgates" to other bylaw proposals on other topics. Given that the Fund is exercising a power granted to shareholders by the Delaware legislature, that is an argument more properly aimed at the legislature, rather than the Division.

Thus, there is no basis for Halliburton's objection based on state law grounds.

The "substantially implemented" argument.

There are several reasons why the 2006 management proposal does not "substantially implement" the proposed bylaw.

Halliburton correctly notes that the test for applicability of the (i)(10) exclusion "depends upon whether [a proposal's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (28 March 1991). Here, the similarities are superficial. The differences are enormous.

The Fund bylaw and the 2006 management proposal are similar only in that they provide for a vote on some future severance agreements of certain executives. Specifically, both contemplate that there should be a shareholder vote if the value of the "benefits" exceed 2.99 times the executive's base pay plus bonus. However, the two proposals are miles apart in terms of how they define the "benefits" that are to be counted in determining whether shareholders get a vote. Specifically, the Halliburton management proposal contains so many exceptions that shareholders would be deprived of a vote in a number of situations where a vote would occur under the Fund's bylaw. Given those disparities – which could have a value to the executive worth millions of dollars – it cannot be said that the Halliburton management proposal has "substantially" – or even significantly – implemented the Fund's bylaw.

A comparison of the two proposals appears in Exhibit B of the Halliburton Letter. Of note, the current company policy carves out the following eight items from the list of "benefits" to be counted in deciding whether a shareholder vote is triggered:

1. Payments of salary, bonus or performance award amounts

accrued at the time of termination.

2. Payments based on accrued qualified and non-qualified deferred compensation plans, including retirement and savings benefits;

3. Benefits or perquisites of the sort generally available to employees generally;

4. Amounts paid as part of an employment agreement intended to "make whole" any forfeiture of benefits from a prior employer;

5. Amounts paid for services following termination of employment for a reasonable consulting agreement for a period not to exceed one year;

6. Amounts paid for post-termination covenants, such as a covenant not to compete;

7. The value of accelerated vesting or payment of any outstanding equity-based award; and

8. Any payment that the board determines in good faith to be a reasonable settlement of any claim made against Halliburton.

Only one of these items (benefits available to employees generally) is excluded from the Fund's definition of "benefits." Several other items – notably the latter two – can provide significant benefits to a departing executive, yet under the current policy, shareholders would never be able to vote on them.

Accelerated vesting of equity-based awards can have enormous benefits to a departing executive. If the departing executive still has a number of years to run on his or her contract, the executive likely has a number of options or shares of restricted stock that have not yet vested. Such awards, if allowed to vest immediately, can easily dwarf an executive's base pay (generally limited to $1 million in order to avoid negative tax consequences) and bonus.

For example, recent reports about the departure of Bob Nardelli from Home Depot indicated that the value of his contract upon departure, which was estimated at $210 million, included the acceleration of unvested deferred stock awards now worth about $77 million. (The payment of retirement benefits, another item that Halliburton would omit, was calculated as having a present value of approximately $32 million. Kevin Kingsbury, *Nardelli Resigns as CEO, Chairman of Home Depot*, THE WALL STREET JOURNAL (3 January 2007).

Similarly, an award denominated as having a "settlement" component can also be highly lucrative, witness the $44 million severance package that was paid to former Chairman Phil Purcell of Morgan Stanley in June 2005. Morgan Stanley Form 8-K (filed 7 July 2005). (This was in addition to the tens of millions of dollars he received under other provisions of his employment agreement.)

Under Halliburton's existing policy, pay packages of the sort showered on Mr. Nardelli or Mr. Purcell would not be subject to a shareholder vote. Under the Fund's proposal, the shareholders would have a say. The Company's current policy has been carefully crafted to make a shareholder vote a nullity in the most egregious situations, including those that have aroused the most shareholder ire at outsized severance packages that do not reward departing executives for a job well done.

There is thus a huge qualitative difference between the Fund's bylaw, which would permit a shareholder vote in a number of situations, and the Company's existing policy, which would deny shareholders that right in many situations. Halliburton's existing policy thus does not come remotely close to "implementing" the Fund's bylaw, and Halliburton shareholders should be afforded the opportunity to have their say on whether the favor the *status quo* – or whether they want a more robust policy, as the Fund has proposed.

Conclusion.

For these reasons, Halliburton has not carried its burden of establishing that the Fund's bylaw may be excluded from the Company's proxy materials under Rule 14a-8(i)(1), (i)(2) or (i)(10), and we ask the Division to so advise the Company.

Thank you for your consideration of these points. Please do not hesitate to contact me if there is any further information that the Fund can provide.

Very truly yours,

Cornish F. Hitchcock

Cornish F. Hitchcock

cc: Joanne C. Rutkowski, Esq.

BAKER BOTTS L.L.P.

THE WARNER
1299 PENNSYLVANIA AVE., NW
WASHINGTON, D.C.
20004-2400

TEL +1 202.639.7700
FAX +1 202.639.7890
www.bakerbotts.com

AUSTIN
DALLAS
DUBAI
HONG KONG
HOUSTON
LONDON
MOSCOW
NEW YORK
RIYADH
WASHINGTON

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

February 15, 2007

Dear Sir/Madam,

Earlier today we filed a no-action letter with the SEC, and inadvertently did not enclose the required total six copies. In this package, please find the other requisite five copies.

We apologize for any inconvenience this may have caused.

Regards

Chor Li
Corporate Paralegal

TIME STAMP

BAKER BOTTS L.L.P.

THE WARNER
1299 PENNSYLVANIA AVE., NW
WASHINGTON, D.C.
20004-2400

TEL +1 202.639.7700
FAX +1 202.639.7890
www.bakerbotts.com

AUSTIN
DALLAS
DUBAI
HONG KONG
HOUSTON
LONDON
MOSCOW
NEW YORK
RIYADH
WASHINGTON

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 1 6 2007
WASH, D.C.
180

February 15, 2007

Joanne C. Rutkowski
TEL +1 202 639-7785
FAX +1 202 585-1026
joanne.rutkowski@bakerbotts.com

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re: Halliburton Company 2007 Annual Meeting
Shareholder Proposal of the Amalgamated Bank LongView Collective Investment Fund

Ladies and Gentlemen:

We are writing in response to the letter dated February 6, 2007 from Cornish F. Hitchcock relating to the proposal of Amalgamated Bank LongView Collective Investment Fund (the "Fund").

State Law

The Fund's proposal involves an unsettled question of state law concerning two central provisions of Delaware law: Section 141(a) of the General Corporate Law (which generally requires that the business and management of a Delaware corporation "shall be managed by or under the direction of a board of directors") and Section 109(b) of the statute (relating to the ability of stockholders of a Delaware corporation to amend the corporation's bylaws).[1] Vice Chancellor Lamb of the Delaware Court of Chancery recently characterized as "fraught with tension" the interplay between these provisions. *Bebchuk v. CA, Inc.*, C.A. No. 2145-N (Del. Ch. June 22, 2006) (slip op. at 10). Nothing in Mr. Hitchcock's letter addresses or purports to resolve that tension.

There are, however, a number of matters in which the Staff has permitted the exclusion of bylaw proposals under Rule 14a-8(i)(1) and (2).[2] For the reasons set forth in our letter of January 12, 2007, we believe this is the better approach.

---

[1] Quite simply, there is no Delaware case that specifically addresses the validity of a bylaw of the type proposed by the Fund.

[2] For examples of matters in which the Staff has permitted the exclusion of bylaw proposals, *see Novell, Inc.* (Feb. 14, 2000) (permitting exclusion of shareholder proposal to amend company's bylaws to require shareholder approval for the adoption or maintenance of any shareholder rights plan unless recast with precatory language); *Farmer Bros. Co.* (Nov. 28, 2003) (permitting exclusion of mandatory bylaw proposal restoring cumulative shareholder voting unless recast with precatory language); *Toys "R" Us, Inc.* (Apr. 9, 2002) (permitting exclusion of proposal to amend bylaws to prohibit adoption of any stockholder rights plan without prior stockholder approval and to require redemption of any existing rights plans); *Atlas Air Worldwide Holdings, Inc.* (Apr. 5, 2002) (same) and *In re General Dynamics Corp.* (Mar. 5, 2001) (permitting exclusion of proposal to amend company's bylaws to require shareholder approval for the adoption or maintenance of any stockholder rights plan). Mr. Hitchcock correctly notes that *Longview Fibre Co.* (Dec. 10, 2003) involved a mandatory proposal.

The Fund Proposal Is Moot

The Staff need not reach the question of state law, however, because the Fund's proposal has been "substantially implemented" within the meaning of Rule 14a-8(i)(10) by the adoption of the Policy, followed by a shareholder vote approving it. Both the Fund's proposal and the Company's Policy address the concern that the cash value of benefits received by a departing executive can be substantial. Mr. Hitchcock focuses on the differences between the Fund's proposal and the Company's Policy, in particular, on the exclusion from the base calculation under the Company's Policy of the accelerated vesting of equity awards. We note that in *AutoNation Inc.* (February 16, 2005) the company was deemed to have substantially implemented a proposal for shareholder approval for future "golden parachutes" even though the policy as adopted excluded from the base calculation:

> the value of accelerated vesting of, or payments with respect to, any outstanding equity-based award granted prior to termination of such executive's employment or the extension of an exercise period with respect to any award,

as well as retirement benefits and compensation and benefits accrued at the time of termination.

In addition, there is a critical fact that distinguishes this matter from other occasions on which the Staff has considered no-action requests pertaining to exclusion of shareholder proposals. In this matter, the Company's Policy has been submitted to the shareholders for a vote and approved with 98% of the vote.[3] If the debate over executive compensation is at heart an argument for shareholder participation, the Company's Policy is the result of exactly that type of participation.

If you have any questions or comments, please do not hesitate to contact the undersigned at 202.639.7785 or by email at joanne.rutkowski@bakerbotts.com, or Mr. Robert L. Hayter, Assistant Secretary, Halliburton Company at 713.759.2616 or by email at robert.hayter@halliburton.com.

Respectfully submitted,

Joanne Rutkowski

---

[3] Typically, companies seeking relief under Rule 14a-(a)(i)(10) have adopted policies intended to "substantially implement" a shareholder proposal but have not submitted such policies to a shareholder vote. *See, e.g., AutoNation Inc.* (Feb. 16, 2005), and *Borders Group Inc.* (Jan. 31, 2005).

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 9, 2007

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Halliburton Company
Incoming letter dated January 12, 2007

The proposal would amend the company's bylaws to require shareholder approval for future executive severance agreements in excess of 2.99 times the sum of the executive's base salary plus bonus.

We are unable to conclude that Halliburton has met its burden of establishing that Halliburton may exclude the proposal under rule 14a-8(i)(1), as an improper subject for shareholder action under applicable state law. Accordingly, we do not believe that Halliburton may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

We are unable to conclude that Halliburton has met its burden of establishing that the proposal would violate applicable state law. Accordingly, we do not believe that Halliburton may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Halliburton may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Halliburton may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Tamara M. Brightwell

Tamara M. Brightwell
Special Counsel

END